

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

October 2, 2006

By Facsimile and U.S. Mail

Mr. Roy E. Green
Chief Financial Officer
Cygne Designs, Inc.
11 West 42nd Street
New York, New York 10036

> **Re:** **Cygne Designs, Inc.**
> **Form 10-K for the calendar year ended January 31, 2006**
> **Filed May 1, 2006**
> **Form 10-K/A for the calendar year ended January 31, 2006**
> **Filed May 31, 2006**
> **File No. 000-22102**

Dear Mr. Green:

We have reviewed your response letter dated September 22, 2006, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Balance Sheets, page F-4

Consolidated Statements of Cash Flows, page F-7

1. We note your response to our prior comment 8 and 9. We are not persuaded that the right of setoff exists. You state you can offset the amount you owe for advances with the amount owed to you from the factored receivables. Please tell us what consideration you gave to the provision in the Factoring Agreement that states all advances made to you are payable on demand. The Security Agreement provides for a security interest in all inventory, goods and general intangibles to secure payment by the company and also states recourse to security is not required and you remain liable on demand for all loans and advances. In this regard, the maturities differ with amounts due from the factor having a longer

term maturity.   As such it does not appear that you may offset the advances you owe with amounts due you for factored receivables since you must settle the advances in the manner the factor selects. Please advise or revise.

Note 2, Registration Rights Agreement, page F-16

2. We note your response to our prior comment 12. We understand your registration statement effective deadline has been extended to September 30, 2006 and no contingent liability is recorded in your financial statements. Please explain to us how you determine it is not probable that you will pay any liquidated damages. Historical performance indicates the deadline will not be reached but it is possible an extension will be granted. If your response associates probability with the likelihood of an extension, please discuss the timing with regards to when you are made aware an extension will be granted and the possibility that an extension will not be granted. Additionally, please explain to us the efforts being taken to meet the deadlines.

Note 5, Credit Facilities, page F-19

3. We note your response to prior comment 15. If all of your receivables are factored and based on the agreement, as discussed in prior comment 8, the assets are legally transferred without recourse with the exception of the "chargebacks" (late shipments and quality defects), please explain to us the "other deductions" reserved.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272 or Donna Di Silvio, at (202) 551- 3202. Other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief

cc: Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.